UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PLANTRONICS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

727493108

(CUSIP Number)

Steven Spencer

Siris Capital Group, LLC

601 Lexington Avenue, 59th Floor

New York, NY 10022

212-231-0095

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	Name of Reporting Persons Triangle Private Holdings II, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,352,201 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,352,201 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,201 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.0% (1)

14	Type of Reporting Person (See Instructions) OO

(1)           See Item 5 hereto.

1	Name of Reporting Persons Triangle Private Holdings I, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,352,201 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,352,201 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,201 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.0% (1)

14	Type of Reporting Person (See Instructions) OO

(1)           See Item 5 hereto.

1	Name of Reporting Persons Triangle Private Investments, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,352,201 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,352,201 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,201 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.0% (1)

14	Type of Reporting Person (See Instructions) OO

(1)           See Item 5 hereto.

1	Name of Reporting Persons Siris Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,352,201 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,352,201 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,201 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.0% (1)

14	Type of Reporting Person (See Instructions) PN

(1)           See Item 5 hereto.

1	Name of Reporting Persons Siris Partners III Parallel, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,352,201 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,352,201 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,201 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.0% (1)

14	Type of Reporting Person (See Instructions) PN

(1)           See Item 5 hereto.

1	Name of Reporting Persons Siris Partners GP III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,352,201 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,352,201 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,201 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.0% (1)

14	Type of Reporting Person (See Instructions) PN

(1)                                 See Item 5 hereto.

1	Name of Reporting Persons Siris GP HoldCo III, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,352,201 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,352,201 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,201 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.0% (1)

14	Type of Reporting Person (See Instructions) OO

(1)                                 See Item 5 hereto.

1	Name of Reporting Persons Siris Capital Group III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,352,201 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,352,201 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,201 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.0% (1)

14	Type of Reporting Person (See Instructions) PN

(1)                                 See Item 5 hereto.

1	Name of Reporting Persons Siris Capital Group, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,352,201 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,352,201 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,201 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.0% (1)

14	Type of Reporting Person (See Instructions) OO

(1)                                 See Item 5 hereto.

1	Name of Reporting Persons Siris Advisor HoldCo III, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,352,201 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,352,201 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,201 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.0% (1)

14	Type of Reporting Person (See Instructions) OO

(1)                                 See Item 5 hereto.

1	Name of Reporting Persons Siris Advisor HoldCo, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,352,201 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,352,201 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,201 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.0% (1)

14	Type of Reporting Person (See Instructions) OO

(1)                                 See Item 5 hereto.

Item 1.                                                         Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (“PLT Common Stock”), of Plantronics, Inc. (the “Issuer” or the “Company”).  The address of the principal executive offices of the Company is 345 Encinal Street, Santa Cruz, California 95060.

Item 2.                                                         Identity and Background

(a)

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

i.                            Triangle Private Holdings II, LLC, a Delaware limited liability company (“Triangle Holdings II”);

ii.                         Triangle Private Holdings I, LLC, a Delaware limited liability company (“Triangle Holdings I”);

iii.                      Triangle Private Investments, LLC, a Delaware limited liability company (“Triangle Parent”);

iv.                     Siris Partners III, L.P., a Delaware limited partnership (“Siris Fund III”);

v.                        Siris Partners III Parallel, L.P., a Delaware limited partnership (“Siris Fund III Parallel”);

vi.                     Siris Partners GP III, L.P., a Delaware limited partnership (“Siris Fund III GP”);

vii.                  Siris GP HoldCo III, LLC, a Delaware limited liability company (“Siris Fund III GP HoldCo”);

viii.               Siris Capital Group III, L.P., a Delaware limited partnership (“Siris Fund III Advisor”);

ix.                     Siris Capital Group, LLC, a Delaware limited liability company (“Siris Capital Group”);

x.                        Siris Advisor HoldCo III, LLC, a Delaware limited liability company (“Siris Fund III Advisor HoldCo”); and

xi.                     Siris Advisor HoldCo, LLC, a Delaware limited liability company (“Siris Advisor HoldCo”).

Triangle Holdings II is controlled by its sole member, Triangle Holdings I.  Triangle Holdings I is controlled by its sole member, Triangle Parent.  Triangle Parent is controlled by its members, Siris Fund III and Siris Fund III Parallel.  Each of Siris Fund III and Siris Fund III Parallel is controlled by its general partner, Siris Fund III GP.  Siris Fund III GP is controlled by its general partner, Siris Fund III GP HoldCo.  Siris Fund III Advisor serves as investment manager to Siris Fund III and Siris Fund III Parallel pursuant to investment management agreements with each of them. Siris Capital Group shares investment management authority in respect of Siris Fund III and Siris Fund III Parallel pursuant to an agreement between Siris Fund III Advisor and Siris Capital Group.  Siris Fund III Advisor is controlled by its general partner, Siris Fund III Advisor HoldCo.  Siris Capital Group is controlled by its managing member, Siris Advisor HoldCo.  Each of Siris Fund III GP HoldCo, Siris Fund III Advisor HoldCo and Siris Advisor HoldCo is controlled collectively by Frank Baker, Peter Berger and Jeffrey Hendren, each a United States citizen.  The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached to this Schedule 13D as Exhibit 99.1.

(b)

The business address of each of the persons listed in this Item 2 is c/o Siris Capital Group, LLC, 601 Lexington Avenue, 59th Floor, New York, NY 10022.

(c)

The principal business of Triangle Holdings II is to invest from time to time in securities.  The principal business of Triangle Holdings I is to serve as the sole member of Triangle Holdings II.  The principal business of Triangle Parent is to serve as the sole member of Triangle Holdings I.  Siris Fund III and Siris Fund III Parallel are private equity funds, the principal business of which is to make investments.  The principal business of Siris Fund III GP is to serve as the general partner of Siris Fund III and Siris Fund III Parallel and related investment vehicles.  The principal business of Siris Fund III GP HoldCo is to serve as the general partner of Siris Fund III GP.  The principal business of Siris Fund III Advisor is to serve as the investment manager of Siris Fund III and Siris Fund III Parallel. The principal business of Siris Fund III Advisor HoldCo is to serve as the general partner of Siris Fund III Advisor. The principal business of Siris Capital Group is to provide investment management and related services to affiliated investment funds or similar vehicles, including Siris Fund III and Siris Fund III Parallel.  The principal business of Siris Advisor HoldCo is to serve as the managing member of Siris Capital Group.  The present principal occupation or employment of each of Messrs. Baker, Berger and Hendren is to serve as a Managing Partner of Siris Capital Group and related entities.  Each of Messrs. Baker, Berger and Hendren disclaims beneficial ownership of the securities held by any other person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such individual’s management and control.

(d)

During the last five years, none of the persons listed in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the persons listed in this Item 2 has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The citizenship of each of the persons listed in this Item 2 is set forth in (a) above.

Item 3.                                                         Source and Amount of Funds or Other Consideration

The information in Items 4 and 6 of this Schedule 13D is incorporated by reference.

Triangle Holdings II previously owned 100% of the issued and outstanding common stock of Polycom, Inc. (“Polycom”, and such common stock, the “Polycom Common Stock”).

On March 28, 2018, the Company entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Triangle Holdings II and Polycom pursuant to which Triangle Holdings II agreed to sell to the Company all of the Polycom Common Stock for an aggregate purchase price of $1.638 billion in cash and 6,352,201 newly issued shares of PLT Common Stock (the “Polycom Sale”, and such shares of PLT Common Stock, the “PLT Shares”), subject to certain post-closing adjustments as set forth in the Stock Purchase Agreement.  The Polycom Sale closed on July 2, 2018 (the “Closing”, and such date, the “Closing Date”).  Effective as of the Closing, Triangle Holdings II owns 6,352,201 shares of PLT Common Stock, which represents approximately 16.0% of the PLT Common Stock issued and outstanding after giving effect to the issuance.

Pursuant to the requirements of the Stock Purchase Agreement, on the Closing Date the Company deposited 1,320,612 of the PLT Shares (the “Escrow Shares”) with U.S. Bank National Association, as escrow agent (the “Escrow Agent”), in an escrow account maintained by the Escrow Agent (the “General Escrow Account”).  The General Escrow Account is governed by an escrow agreement entered into among the Company, Triangle Holdings II and the Escrow Agent (the “Escrow Agreement”).  The Escrow Shares were deposited in escrow to satisfy claims that may be made by the Company for indemnification in accordance with the terms and conditions set forth in the Stock Purchase Agreement.  The Escrow Agent is required to hold the Escrow Shares in accordance with the terms of the Escrow Agreement (further described below).  Some or all of the Escrow Shares may be released to either the Company or Triangle Holdings II pursuant to the terms of the Stock Purchase Agreement and the Escrow Agreement.  In the event that no indemnification claim has been made and remains outstanding on the date that is 18 months from the Closing Date (the “General Escrow Release Date”), the remaining Escrow Shares will be released from the General Escrow Account; provided that, if certain legal and regulatory matters specified in the Stock Purchase Agreement have not been resolved as of the General Escrow Release Date, then Escrow Shares with a value of approximately $25 million (as calculated in accordance with the Stock Purchase Agreement) will be retained in the General Escrow Account until released in accordance with the Stock Purchase Agreement.

The foregoing references to and descriptions of the Stock Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Stock Purchase Agreement, which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 4.                                                         Purpose of Transaction

The information in Items 3 and 6 of this Schedule 13D is incorporated by reference.

On July 2, 2018, Triangle Holdings II acquired the PLT Shares pursuant to the Stock Purchase Agreement and the transactions contemplated thereby.  Effective as of the Closing, in accordance with the Stockholder Agreement entered into on the Closing Date by the Company and Triangle Holdings II (the “Stockholder Agreement”), Frank Baker and Daniel Moloney, each of whom was designated by Triangle Holdings II, were appointed as members of the Company’s board of directors (the “Board”).  Triangle Holdings II’s Board representation rights under the Stockholder Agreement are further described in Item 6.

The foregoing reference to and description of the Stockholder Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Stockholder Agreement, which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

Consistent with their investment policies, the Reporting Persons intend to review and evaluate their investment in the Company on a continuing basis.  They may communicate with the Board, Company management, other shareholders of the Company, lenders to the Company and/or other relevant parties from time to time with respect to operational, strategic, financial or governance matters of the Company, or otherwise seek to work constructively with the Company.  Depending on various factors, including the results of any such discussions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including: purchasing additional shares of PLT Common Stock or other Company securities (which may include rights or securities exercisable for or convertible into securities of the Company) or selling some or all of the PLT Shares (which may include transferring some or all of such securities to affiliates or distributing some or all of such securities to partners, members or beneficiaries, as applicable); engaging in any hedging or other derivative transactions with respect to PLT Common Stock; taking positions or making proposals with respect to, or taking other actions to effect changes in, the strategy, board or management composition, or ownership structure, of the Company; encouraging the Company to pursue one or more strategic transactions; and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D in each case (including in respect of the preceding sentence) in accordance with the limitations set forth in the Stockholder Agreement and the Escrow Agreement. Any such steps that the Reporting Persons may pursue may be taken at any time and from time to time without prior notice and will depend on a variety of factors, including the price and availability of the Company’s securities, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations, applicable law and other factors deemed relevant by the Reporting Persons.

Other than as described in this Item 4, or as would occur upon completion of any of the matters discussed herein, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons, at any time and from time to time, may review or reconsider and change their positions and/or intentions.

Item 5.                                                         Interest in Securities of the Issuer

(a)         and (b)

The aggregate number and percentage of shares of PLT Common Stock to which this Schedule 13D relates is 6,352,201 newly issued shares, constituting approximately 16.0% of the outstanding shares of PLT Common Stock after giving effect to the issuance.  This percentage is based on an aggregate of 33,386,466 shares of PLT Common Stock outstanding as of June 13, 2018, as provided by the Company in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on June 20, 2018, plus the 6,352,201 newly issued shares.

All of the PLT Shares, other than the Escrow Shares, are held by Triangle Holdings II, and none of the other Reporting Persons holds any PLT Shares.  All of the Escrow Shares are held by the Escrow Agent until released in accordance with the Escrow Agreement.  Some or all of the Escrow Shares may be released to either the

Company or Triangle Holdings II pursuant to the terms of the Stock Purchase Agreement and the Escrow Agreement.  If and to the extent the Escrow Shares are released by the Escrow Agent to Triangle Holdings II, all such shares will be held by Triangle Holdings II.

The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, which group may be deemed to share the power to vote or direct the vote, or to dispose or direct the disposition, of the PLT Shares. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is a member of a “group” for purposes of Section 13(d) of the Exchange Act or for any other purpose.  Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any other person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

(c)

None of the Reporting Persons had any transactions in PLT Common Stock (or securities convertible into PLT Common Stock) during the past 60 days, except as described in Item 3 above.

(d)

Other than as described in this Schedule 13D, no person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)

Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

The following is a description of certain terms of the Escrow Agreement.

General Escrow Account Deposit.  Under the Escrow Agreement, all or any part of the Escrow Shares and any earnings and other income thereon (such earnings and other income, together with the Escrow Shares, the “General Escrow Amount”) shall only be disbursed as follows: (i) upon the delivery to the Escrow Agent of joint written instructions of representatives of the Company and Triangle Holdings II specifying the recipient and amount to be disbursed in accordance with the terms of the Stock Purchase Agreement; (ii) upon receipt by the Escrow Agent of a final, non-appealable court order ordering the Escrow Agent to disburse all or any part of the General Escrow Amount; and/or (iii) as further specified in the Escrow Agreement, to facilitate the payment of taxes incurred by the Company or Triangle Holdings II with respect to interest or other income earned on the General Escrow Amount.  All earnings and other income in the General Escrow Account will be invested in an interest-bearing money market account.

Voting Rights.  The Escrow Agent shall vote the Escrow Shares held in the General Escrow Account in accordance with the written instructions of Triangle Holdings II.

Dividends and other Distributions in Respect of the General Escrow Account.  During the term of the Escrow Agreement, all dividends and other distributions payable with respect to the Escrow Shares shall be delivered to the Escrow Agent to hold in the General Escrow Account in accordance with the terms of the Escrow Agreement.

The following is a description of certain terms of the Stockholder Agreement.

Registration Rights.  Pursuant to the Stockholder Agreement, Triangle Holdings II was granted shelf registration rights with respect to the PLT Shares and any securities issued in respect of the PLT Shares by way of conversion, dividend, stock split or certain other events.  Pursuant to such registration rights, the Company has agreed to prepare and file with the SEC a shelf registration statement covering the resale of the PLT Shares no later than 30 days prior to the expiration of the Initial Lock-up Period (as defined below) and to use reasonable best efforts to cause such shelf registration statement to be declared effective at or prior to the expiration of the Initial Lock-up Period.  The Stockholder Agreement also provides Triangle Holdings II with piggyback registration rights.

Transfer Restrictions.  Pursuant to the Stockholder Agreement, subject to certain exceptions, Triangle Holdings II agreed that, without the prior written consent of the Company, Triangle Holdings II will not directly or indirectly sell, pledge or otherwise transfer or encumber (collectively “Transfer”) the PLT Shares, including the right to vote or receive any economic interest thereon, during the periods described below (the “Lock-Up Restriction”).   The Lock-Up Restriction shall apply to all PLT Shares for 12 months following the Closing (the “Initial Lock-up Period”).  Following the expiration of the Initial Lock-up Period until the 18-month anniversary of the Closing, Triangle Holdings II may Transfer up to one-third of the total number of PLT Shares.  After the 18-month anniversary of the Closing, Triangle Holdings II may Transfer up to two-thirds of the total PLT Shares (including any PLT Shares Transferred in accordance with the preceding sentence).  On and after the two-year anniversary of the Closing, the Lock-Up Restriction shall no longer apply, and Triangle Holdings II may Transfer any or all of the PLT Shares.  In addition to the Lock-Up Restriction, Triangle Holdings II may not Transfer PLT Shares to buyers that it knows would be required to file a Schedule 13D with the SEC with respect to the Company.

Board Representation.  Effective as of the Closing, in accordance with Triangle Holdings II’s rights under the Stockholder Agreement, Frank Baker and Daniel Moloney, each of whom was designated by Triangle Holdings II, were appointed as members of the Board.  In general, Triangle Holdings II will continue to have the right to nominate two directors to serve on the Board as long as it owns at least 14% of the PLT Common Stock. For purposes of determining Triangle Holdings II’s percentage ownership, only future issuances of PLT Common Stock in which Triangle Holdings II had a right to participate (as described below in “Preemptive Rights”) shall be counted as outstanding and not other dilutive issuances.

Standstill.  Under the Stockholder Agreement, Triangle Holdings II agreed to certain standstill provisions with respect to the Company, which continue until the three-year anniversary of the Closing Date and for such period thereafter as a Triangle Holdings II nominated director serves on the Board. Among other restrictions, unless otherwise pre-approved in writing by the Board, the standstill generally prohibits Triangle Holdings II from, directly or indirectly, acquiring additional shares of PLT Common Stock, participating in a tender offer, nominating additional directors, voting in opposition to the Company’s Board nominees, engaging in certain “group” activity, seeking to control the management or policies of the Company, or initiating litigation against the Company and its personnel.

Preemptive Rights.  Subject to certain exceptions, as long as Triangle Holdings II owns at least 5% of the PLT Common Stock, Triangle Holdings II will have preemptive rights with respect to subsequent issuances of PLT Common Stock and other Company securities if the price per share of the newly issued securities is less than $56.961 (subject to adjustment for stock splits and certain other events).

The foregoing reference to and description of the Stockholder Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Stockholder Agreement, which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

Item 7.                   Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of July 6, 2018, by and among the Reporting Persons.
Exhibit 99.2

Stock Purchase Agreement, dated as of March 28, 2018, by and among Plantronics, Inc., Triangle Private Holdings II, LLC and Polycom, Inc. (incorporated by reference to Exhibit 2.1 to Plantronics, Inc.’s Current Report on Form 8-K filed on July 2, 2018).

Exhibit 99.3

Stockholder Agreement, dated as of July 2, 2018, by and between Plantronics, Inc. and Triangle Private Holdings II, LLC (incorporated by reference to Exhibit 10.1 to Plantronics, Inc.’s Current Report on Form 8-K filed on July 2, 2018).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2018

TRIANGLE PRIVATE HOLDINGS II, LLC

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Chairman

TRIANGLE PRIVATE HOLDINGS I, LLC

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Chairman

TRIANGLE PRIVATE INVESTMENTS, LLC

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Chairman

SIRIS PARTNERS III, L.P. SIRIS PARTNERS III PARALLEL, L.P.
By:	Siris Partners GP III, L.P., its general partner
By:	Siris GP HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Managing Member

SIRIS PARTNERS GP III, L.P.
By:	Siris GP HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Managing Member

SIRIS GP HOLDCO III, LLC

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Managing Member

SIGNATURE PAGE TO SCHEDULE 13D

SIRIS CAPITAL GROUP III, L.P.
By:	Siris Advisor HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Managing Member

SIRIS CAPITAL GROUP, LLC
By:	Siris Advisor HoldCo, LLC, its managing member

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Managing Member

SIRIS ADVISOR HOLDCO III, LLC

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Managing Member

SIRIS ADVISOR HOLDCO, LLC

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Managing Member

SIGNATURE PAGE TO SCHEDULE 13D